A123 Systems, Inc.

200 West Street

Waltham, Massachusetts 02451

July 7, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Joe McCann

Re:	A123 Systems, Inc.
Registration Statement on Form S-1, as amended by Post-Effective Amendments No. 1 and 2 to
Form S-1 on Form S-3 (File No. 333-165488)

Ladies and Gentlemen:

In connection with the conversations between the Staff of the Securities and Exchange Commission (the “Commission”) and our counsel, Latham & Watkins LLP, A123 Systems, Inc. (the “Company”) is hereby respectfully requesting withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-165488) initially filed with the Commission on March 15, 2010 under the Securities Act of 1933, as amended (the “Securities Act”), as amended by Post-Effective Amendments No. 1 and 2 to Form S-1 on Form S-3, filed on December 17, 2010 and February 22, 2011, respectively (together with any exhibits and supplements thereto, the “Registration Statement”).

The Company confirms that no securities were sold pursuant to the Registration Statement.  Since the filing of the Registration Statement, the Company’s contractual obligations to maintain the effectiveness of the Registration Statement have expired.  Accordingly, pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement (File No. 333-165488), effective as of the date hereof.

If you require additional information, please telephone either the undersigned at 617-778-5700, or Susan Mazur of Latham & Watkins LLP at 617-948-6034.

Sincerely,

/s/ David Prystash

David Prystash
Chief Financial Officer

cc:	Eric Pyenson, Esq.
John Chory, Esq.
Susan Mazur, Esq.